MEMBERSHIP INTEREST PURCHASE AGREEMENT

This Membership Interest Purchase Agreement (the "Agreement"), dated as of __[DATE]__ , (the "Effective Date"), is entered by and between Against Sunrise, LLC ("Company") and [INVESTOR NAME]____("Purchaser").

WHEREAS, the Company has been established to produce, own, and exploit a Motion Picture based on the script known as "Land Lord", written by Remington Smith, (the "Project") and desires to sell Class C membership interests in the Company to Purchasers in the minimum amount of $50,000 (the "Minimum Amount") and maximum amount of $123,000 (unless such maximum is raised by the Company per the Company's Operating Agreement (as defined below));

WHEREAS, Purchaser desires to purchase Class C membership interests in the Company; and

WHEREAS, Company desires to sell such membership interests to Purchaser on the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual promises, representations, warranties, and covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Agreement to Sell and Purchase.

1.1. Sale and Purchase of Units. Company hereby agrees to sell [UNITS]____ fractional Class C membership units (the "Units") to Purchaser at the cost of One Hundred Dollars and No Cents ($100.00) per 0.1 unit and Purchaser hereby agrees to purchase the Fractional Units from Company (the "Transaction") in consideration of the total sum of $[AMOUNT] (the "Purchase Price"). The Company hereby approves the Transaction. The Fractional Units have all the rights, preferences, privileges and restrictions set forth in the Company's Articles of Organization (the "Articles") and Operating Agreement (the "Operating Agreement," and collectively with the Articles, the "Organizational Documents").

2. Representations and Warranties of Company. Company hereby represents and warrants to Purchaser as of the date of this Agreement and as of the Funding as set forth below:

2.1. Company has the requisite power and authority to execute and deliver this Agreement to assign and sell the Units and to carry out the provisions of this Agreement.

2.2. All Company action, and the action of its officers, managers and members, necessary for the authorization of this Agreement, the performance of all obligations of the Company hereunder and the sale, issuance and delivery of the Units pursuant hereto has been taken.

3. Representations, Warranties and Acknowledgements of Purchaser. Purchaser hereby represents and warrants to Company that:

3.1. Purchaser has all necessary power and authority to execute and deliver this

Agreement and to carry out its provisions. All action on Purchaser's part required for the lawful execution and delivery of this Agreement has been taken. Upon Purchaser's execution and delivery, this Agreement will constitute valid and binding obligations of Purchaser, enforceable in accordance with the terms hereof, except as such enforceability may be limited by, or subject to, any bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and subject to general principles of equity.

3.2. Purchaser has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of an unregistered, non-liquid investment such as an investment in the Company and has evaluated the merits and risks of such an investment. Purchaser is not relying on the Company or the Managers with respect to the corporate tax, legal and economic considerations involved in this investment. Purchaser understands that the offer and sale of the Units has not been approved or disapproved by the Securities and Exchange Commission or any other governmental entity.

3.3. Purchaser has the capacity to protect the Purchaser's own interests, and Purchaser is able to bear the economic risk of this investment indefinitely.

3.4. Purchaser has had an opportunity to ask questions of, and receive answers from, the Company and its managers ("Managers") concerning the terms and conditions of the sale of the contemplated hereby, and has had an opportunity to obtain additional information from the Company and Managers to the extent deemed necessary or advisable by the Purchaser in order to verify the accuracy of the information obtained. Purchaser has, to the extent deemed necessary by Purchaser, consulted with his, her or its own advisors (including Purchaser's attorney, accountant and/or investment advisor) regarding Purchaser's investment in the Units and understands the significance and effect of the representations, warranties, acknowledgments and agreements set forth in this Agreement.

3.5. The overall commitment of Purchaser to investments that are not readily marketable is not disproportionate to the net worth of Purchaser, and Purchaser's acquisition of the Units will not cause such overall commitment to become excessive. Purchaser understands that a total loss of its investment is possible. Purchaser acknowledges that it is capable of bearing a complete loss of its investment in the Company.

3.6. Purchaser acknowledges that (i) the Company has no operating history from which to evaluate the business and prospects of the Company, the Project, or the investment, (ii) the business of film production involves a high degree of risk, and is subject to the influence of numerous factors which are outside of the control of the Company or its agents, and (iii) such Investor may lose the entire value of its investment if following the successful release of escrow the Project cannot be completed or is not commercially successful.

3.7. Purchaser is acquiring the Units solely for his, her or its own account, for investment purposes only, and not with a view towards their resale or distribution.

3.8. No Brokers, Finders, etc. Purchaser has not employed any broker, financial advisor or finder or incurred any liability for any brokerage fees, commissions, finder's or other similar fees or expenses in connection with the transactions contemplated by this Agreement.

3.9. Purchaser has received and read the Operating Agreement and specifically consents to be bound by the terms and condition thereto.

4. Miscellaneous.

4.1. The parties hereto agree to execute such further instruments and to take such further action as may reasonably be necessary to consummate the transactions contemplated by this Agreement.

4.2. <u>Governing Law</u>. This Agreement shall be governed by and construed under the laws of the Commonwealth of Kentucky in all respects as such laws are applied to agreements entered into and performed entirely within the Commonwealth of Kentucky, without giving effect to conflict of law principles thereof. The parties agree that any action brought by either party under or in relation to this Agreement, including without limitation to interpret or enforce any provision of this Agreement, shall be brought in, and each party agrees to and does hereby submit to the jurisdiction and venue of, any state or federal court located in Louisville, Jefferson County, Kentucky.

4.3. <u>Survival</u>. The representations, warranties, covenants and agreements made herein shall survive the Funding and Closing Date of the transactions contemplated hereby.

4.4. <u>Successors and Assigns</u>. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon the parties hereto and their respective successors, assigns, heirs, executors and administrators and shall inure to the benefit of and be enforceable by each person who shall be a holder of the Units from time to time.

4.5. <u>Entire Agreement</u>. This Agreement, the exhibits and schedules hereto, along with the other Organizational Documents, constitute the full and entire understanding and agreement between the parties with regard to the subject matter hereof and no party shall be liable for or bound to any other in any manner by any oral or written representations, warranties, covenants and agreements except as specifically set forth herein and therein.

4.6. <u>Severability</u>. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

4.7. <u>Amendment and Waiver</u>. This Agreement may be amended, modified, or superseded, and the terms or covenants hereof may be waived, only by a written instrument executed by both parties hereto or, in the case of a waiver, by the party waiving compliance. Except as otherwise specifically provided in this Agreement, no waiver by either party hereto of any breach by the other party of any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of a similar or dissimilar provision or condition at the same or at any prior or subsequent time. All remedies, either under this Agreement, by law, or otherwise, afforded to any party, shall be cumulative.

4.8. Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effective (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail, telex or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) upon signature confirming delivery by overnight courier. All communications shall be sent to addresses given below the signatures of the parties to this Agreement or at such other address or electronic mail address as Company or Purchaser may designate by ten (10) days advance written notice to the other party hereto. A copy of any notice to Company shall be sent to Ackerson & Yann PLLC, 734 West Main Street – Suite 200, Louisville, Kentucky 40202, attn: Jeremy J. Beck, Esq.

4.9. Expenses. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of the Agreement.

4.10. Titles and Subtitles. The titles of the sections and subsections of the Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

4.11. Counterparts. This Agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

4.12. Broker's Fees. Each party hereto represents and warrants that no agent, broker, investment banker, person or firm acting on behalf of or under the authority of such party hereto is or will be entitled to any broker's or finder's fee or any other commission directly or indirectly in connection with the transactions contemplated herein.

4.13. Indemnification. Each party hereby agrees to indemnify and hold harmless the other party and its successors, assigns, controlling persons, affiliates and agents from and against any and all losses, damages, liabilities, costs and expenses (including reasonable outside attorneys' fees and expenses) incurred or sustained by reason of, or in connection with, any breach of any representation, warranty, covenant or agreement contained in this Agreement.

4.14. Exculpation By Purchaser. Purchaser acknowledges that it is not relying upon any representation or warranty of Company in entering in this transaction or deciding to invest in Company. Purchaser agrees that neither Company nor Company's officers, managers, members, agents or employees shall be liable to Purchaser for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Units.

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IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]_____.

Number of Units: __[UNITS]_____

Aggregate Purchase Price: $[AMOUNT]_____

COMPANY:

Against Sunrise LLC

Founder Signature

Name: __[FOUNDER_NAME]_____

Title: __[FOUNDER_TITLE]_____

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

Investor Signature

By: _____   By:_____

Name: __[INVESTOR NAME]_____

Title: __[INVESTOR TITLE]_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited